[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of IAC/InterActiveCorp and Vimeo Holdings, Inc.

Ladies and Gentlemen:

We are acting as special outside counsel to IAC/InterActiveCorp (“IAC”), its wholly owned subsidiary, Vimeo Holdings, Inc. (“Holdings”), which was formed on December 20, 2020, and IAC’s majority owned subsidiary Vimeo, Inc. (“Vimeo”), in connection with a proposed separation of IAC’s Vimeo business from IAC through a spin-off of Holdings and a merger of Vimeo with a wholly owned subsidiary of Holdings.

IAC and Holdings are filing a joint registration statement on Form S-4 in connection with the transactions in order to register the shares of IAC capital stock to be issued in connection with the spin-off and the shares of Holdings capital stock to be issued in connection with the spin-off and the merger. The Form S-4 also contains a preliminary proxy statement of IAC to be used in connection with an IAC stockholder meeting to approve the spin-off and a preliminary consent solicitation statement of Vimeo to be used in connection with the solicitation of consents to approve the merger.

Pursuant to the Fixing America’s Surface Transportation Act and the Division of Corporation Finance’s related guidance, Vimeo and Holdings (each of which is an emerging growth company) have not included audited financial statements of Vimeo as of and for the year ended December 31, 2018, unaudited pro forma financial statements of Holdings as of and for the year ended December 31, 2019 or separate audited and/or unaudited financial statements of Magisto for periods prior to its acquisition by Vimeo in the Form S-4. Vimeo purchased the assets and assumed certain liabilities relating to the Magisto video creation app from Magisto, Ltd. on May 28, 2019. Vimeo and Holdings hereby inform the SEC that they reasonably believe that audited financial statements of Vimeo as of and for the year ended December 31, 2018 and unaudited pro forma financial statements of Holdings as of and for the year ended December 31, 2019 will not be required at the time of the contemplated offering because, at that time, the Form S-4 will include audited financial statements of Vimeo as of and for the year ended December 31, 2020 and unaudited pro forma financial statements of Holdings as of and for the year ended December 31, 2020, which are not yet available. Vimeo and Holdings further inform the SEC that they reasonably believe that at the time of the contemplated offering, separate financial statements for Magisto will not be required because of the length of time (nineteen months) for which Magisto’s results will then be reflected in the historical financial statements of Vimeo as of December 31, 2020.

U.S. Securities and Exchange Commission
December 23, 2020

If you have any questions regarding this filing or need any hard copies of the submission, please contact the undersigned at (212) 403-1172 or JELevine@wlrk.com.

Very truly yours,

/s/ Jenna E. Levine

Jenna E. Levine

cc:	Gregg Winiarski, IAC/InterActiveCorp
Kendall Handler, IAC/InterActiveCorp
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz